U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                    FORM 12b - 25


                             NOTIFICATION OF LATE FILING



          [x]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [ ]Form 10-Q

          [ ]Form N-SAR

          For Period Ended:   December 31, 1993

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:


          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          Part I - Registrant Information

          Full Name of Registrant: NATIONAL PATENT DEVELOPMENT CORPORATION

          Former  Name if Applicable:

          Address of Principal Executive Office (Street and Number):

          9 WEST 57th STREET, NEW YORK, NEW YORK 10019

          Part II - Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; /X/















               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; /x/

               (c) The accountants's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          Part III Narrative

          State below in reasonable details the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

          The Registrant an not file its Report on Form 10-K for the year ended December 31, 1993 on a timely basis without unreasonable effort or expense.

          Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification: ANDREA D. KANTOR, ESQ. (212) 230-9516

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify reports.

                                                       [x] Yes
                                                       [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?


                                                       [ ] Yes
                                                       [x] No

          If so: attach an explanation of the anticipated change, both narratively and quantitativley, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made

                       NATIONAL PATENT DEVELOPMENT CORPORATION

                    (Name of Registrant as specificied in charter)

















          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

          Date:  March 31, 1994         By:  /s/Lawrence M. Gordon
                                             ___________________________
                                             Lawrence M. Gordon
                                             Vice President and
                                             General Counsel